UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                              FORM 11-K




(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year end December 31, 1998
                              -----------------

                                  OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from __________ to __________



               US Airways, Inc. Employee Savings Plan
                      (Full title of the plan)

                        US Airways Group, Inc.
      (Issuer of securities held pursuant to the plan noted above)

                2345 Crystal Drive, Arlington, VA 22227
                (Address of principal executive offices)


                   Commission file number:  1-8444

















                           US Airways, Inc.
                        Employee Savings Plan

                        Financial Statements
                      and Supplemental Schedules

                      December 31, 1998 and 1997

                     (With Independent Auditors'
                           Report Thereon)

















                           US Airways, Inc.
                        Employee Savings Plan




                          Table of Contents
                          -----------------




                                                             Page
                                                             ----

Independent Auditors' Report                                    1

Financial Statements

     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1998 and 1997                2

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1998 and 1997                               3

     Notes to Financial Statements                         4 - 16

Supplemental Schedule I - Item 27a

     Schedule of Assets Held for Investment Purposes
       as of December 31, 1998                            17 - 18

Supplemental Schedule II - Item 27d

     Schedule of Reportable Transactions for the year
       ended December 31, 1998                                 19

Signature                                                      20

Exhibit  23

       Consent of Independent Auditors                         21










                  Independent Auditors' Report


The Plan Administrator and Participants
US Airways, Inc. Employee Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the US Airways, Inc. Employee Savings Plan (the Plan), as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Washington, D.C.                                    KPMG
June 11, 1999





                           US Airways, Inc.
                        Employee Savings Plan

         Statements of Net Assets Available for Plan Benefits
         ----------------------------------------------------

                                                   December 31,
                                               --------------------
                                               1998            1997
                                               ----            ----
Assets
  Investments:
    At fair value:
      Shares of registered investment
        companies:
          Fidelity Magellan Fund         $ 234,965,965   $ 161,041,085
          Fidelity Equity Income Fund       97,477,842      84,790,998
          Fidelity Spartan U.S. Equity
            Index Portfolio                 73,632,385      48,158,122
          Fidelity Intermediate Bond Fund            -      19,712,629
          Capital Growth Mix Portfolio 25,746,367 18,243,306 MAS Domestic Fixed Income
            Portfolio Institutional         23,296,525               -
          Neuberger & Berman Guardian
            Trust                           10,105,711      10,197,742
          Moderation Mix Portfolio           9,473,942       6,848,490
          Income Mix Portfolio               1,428,687         947,772
          T. Rowe Price Small Cap
            Stock Fund                       1,100,513               -
          Putnam International Growth
            A Fund                             527,497               -
      US Airways Common Stock Fund          59,441,382      64,168,628
      Fidelity Retirement Government
        Money Market Portfolio              30,731,942      22,235,950
      Participant loans                     23,907,163      17,977,523
                                           -----------     -----------
                                           591,835,921     454,322,245

    At contract value:
      Fixed Income Fund                     24,265,211      21,720,295
                                           -----------     -----------
        Total investments                  616,101,132     476,042,540

 Receivables:
   Participant Contributions                 1,708,145       1,904,834
   Employer contributions                   31,994,880      23,252,633
                                           -----------     -----------
        Total receivables                   33,703,025      25,157,467
                                           -----------     -----------
          Total assets                     649,804,157     501,200,007
                                           -----------     -----------
Liabilities
  Accrued expenses                              27,203          27,879
                                           -----------     -----------
        Total liabilities                       27,203          27,879
                                           -----------     -----------
Net assets available for plan benefits   $ 649,776,954   $ 501,172,128
                                           ===========     ===========
See accompanying Notes to Financial Statements.

                           US Airways, Inc.
                        Employee Savings Plan

   Statements of Changes in Net Assets Available for Plan Benefits
   ---------------------------------------------------------------

                       Years ended December 31,




                                              1998            1997
                                              ----            ----
Additions to net assets attributable to:
    Net appreciation in fair value
      of investments                    $  59,028,762   $  85,917,672
    Investment income                      23,074,877      20,187,558
    Interest income on participant
      loans                                 1,812,876       1,252,231
    Participant contributions              45,158,894      44,563,080
    Employer contributions                 43,682,580      35,093,613
    Rollover contributions                    349,777         493,145
                                          -----------     -----------
        Total additions                   173,107,766     187,507,299

Deductions from net assets attributable to:
    Benefits paid to participants          24,384,025      10,359,375
    Administrative expenses                   119,050          94,594
                                          -----------     -----------
        Total deductions                   24,503,075      10,453,969
                                          -----------     -----------
          Net increase                    148,604,691     177,053,330

Net assets available for plan benefits:
    Beginning of year                     501,172,128     324,116,319
    Transfer from US Airways, Inc.
      401(k) Savings Plan                         135           2,007
    Transfer from US Airways, Inc.
      Employee Pension Plan                         -             472
                                          -----------     -----------
    End of year                         $ 649,776,954   $ 501,172,128
                                          ===========     ===========






See accompanying Notes to Financial Statements.

                           US Airways, Inc.
                        Employee Savings Plan

                     Notes to Financial Statements
                     -----------------------------




1.  Description of Plan

The following description of the US Airways, Inc. Employee Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)  General

The Plan is a defined contribution plan intended to be a qualified cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code (IRC), as amended, and to qualify under Section 401(a) of the IRC. The Plan was established on January 1, 1993 for certain employees of US Airways, Inc. (US Airways or the Company). All non-contract employees and certain other employees who are covered by a collective bargaining agreement which provides for their participation in the Plan, who are at least 18 years of age, have completed 90 days of service and who are not covered by another 401(k) plan sponsored by US Airways, except for those individuals not covered by the United States income tax laws, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group, Inc. (Group) is the issuer of certain common stock securities held pursuant to the Plan.

(b)  Contributions

Eligible US Airways employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 13 percent of pre-tax annual compensation, as defined in the Plan, unless the participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percentage of pre-tax annual compensation, as determined by the plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Individual participant contributions for 1998 and 1997 could not exceed the statutory limit of $10,000 per year. The Company matches 50% of a participant's contribution each pay

                           US Airways, Inc.
                        Employee Savings Plan

                    Notes to Financial Statements
                    -----------------------------
                             (Continued)

period up to a maximum of two percent of the participant's compensation.

If US Airways' parent company, US Airways Group, Inc., achieves certain pre-tax margin levels, the Company also makes an annual profit sharing contribution to the Plan on behalf of each participant. In March 1999 and 1998, the Company made profit sharing contributions in the amounts of $31.5 million and $22.7 million, respectively, to participant accounts related to the 1998 and 1997 plan years. These contributions are included in the Employer contribution receivable in the December 31, 1998 and 1997 statement of net assets available for plan benefits.

(c)  Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching and profit sharing contributions, plus actual earnings thereon, become 100 percent vested after two years of continuous service.

(d)  Investment Options

The Company selects the number and type of investment options available. Fidelity Institutional Retirement Services Company, the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company is the Plan Trustee. Each participant instructs the Recordkeeper how to allocate their participant and Company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund, such as the Fidelity Retirement Government Money Market Portfolio.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account.
Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

As of December 31, 1998, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds. The thirteen options available to participants are as follows:

                           US Airways, Inc.
                        Employee Savings Plan

                    Notes to Financial Statements
                    -----------------------------
                             (Continued)



Fidelity Magellan Fund - The fund primarily invests in common stocks and securities of both well-known and lesser known companies with potentially above-average growth potential. Securities may be of foreign, domestic and multinational companies.

US Airways Common Stock Fund - A fund comprised primarily of US Airways Group, Inc. (Group) common stock purchased on the open market or directly from Group at market prices. A small percentage of the fund is invested in short-term liquid investments. Company contributions cannot be invested in this fund, in accordance with the Plan document. In addition, officers of the Company are not permitted to invest their contributions in this Fund. Effective November 28, 1997 participants who exchange out of this fund to other investment options cannot exchange into the fund for a period of 30 calendar days.

Fidelity Equity Income Fund - The fund seeks reasonable income by investing primarily in common and preferred stocks. The fund also invests in bonds and convertible securities.

Fidelity Spartan U.S. Equity Index Portfolio - The portfolio seeks growth and income by matching the composition and total return of the Standard & Poor's Daily Stock Price Index of 500 common stocks.

Capital Growth Mix Portfolio - A diversified portfolio mix comprised of 80% equity securities and 20% fixed income securities. The equity securities are invested 20% in the Fidelity Equity Income Fund, approximately 15% in the Fidelity OTC Portfolio, approximately 30% in the Fidelity Magellan Fund and approximately 15% in the Fidelity Overseas Fund. The fixed income securities are invested in the Fidelity
Intermediate Bond Fund.

Fidelity Retirement Government Money Market Portfolio - Investments are made in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

MAS Domestic Fixed Income Portfolio Institutional - The portfolio seeks to provide above-average total returns from both income and price appreciation by investing in U.S. government securities, and other U.S. investment-grade fixed income securities. The Portfolio's average duration is generally between five and seven years.

                           US Airways, Inc.
                        Employee Savings Plan

                    Notes to Financial Statements
                    -----------------------------
                             (Continued)



Neuberger & Berman Guardian Trust - The fund primarily invests in stocks of established, high-quality companies considered to be undervalued.

Moderation Mix Portfolio - A diversified portfolio mix comprised of 60% equity securities and 40% fixed income securities. The equity securities are invested approximately 20% in the Fidelity Equity Income Fund, approximately 20% in the Fidelity Spartan U.S. Equity Index Portfolio, 15% in the Fidelity Magellan Fund and approximately 5% in the Fidelity Overseas Fund. The fixed income securities are invested approximately 15% in the Fidelity Short-Term Bond Fund and approximately 25% in the Fidelity Intermediate Bond Fund.

Income Mix Portfolio - A diversified portfolio mix comprised of 20% equity securities and 80% fixed income securities. The equity securities are invested 10% in the Fidelity Equity Income Fund and 10% in the Fidelity Spartan U.S. Equity Index Portfolio. The fixed income securities are invested approximately 15% in the Fidelity Retirement Government Money Market Portfolio, approximately 35% in the Fidelity Short-Term Bond Fund and approximately 30% in the Fidelity Intermediate Bond Fund.

T. Rowe Price Small Cap Stock Fund - The fund seeks to provide long-term capital growth by investing primarily in stocks of small and medium sized companies that are believed to offer superior earnings or appear to be undervalued. Small cap stocks are those with a market capitalization of $1 billion or less at the time of investment. The fund also invests in foreign securities.

Putnam International Growth A Fund - The fund seeks capital appreciation over the long term by investing primarily in stocks of all-sized companies located outside the United States that have the potential for growth. Investments include stocks of companies that appear to be undervalued as well as inexpensive stocks of well-developed companies.

Fixed Income Fund - The fund buys high-quality investment contracts, a type of investment product offered to retirement and savings plans by insurance companies, banks, and other financial institutions. Money transferred out of the Fixed Income Fund cannot be invested in the Fidelity Retirement Government Money Market Portfolio, the Fidelity Intermediate Bond Fund or the Income Mix Portfolio for a period of 90 days because these funds are considered competitive by the insurance industry.

                          US Airways, Inc.
                        Employee Savings Plan

                    Notes to Financial Statements
                    -----------------------------
                             (Continued)




(e)  Participant Withdrawals

All participants can borrow from their account, but may have only one loan outstanding at any given point in time. Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company during the preceding twelve month period) or 50 percent of their vested separate account balance as of the date of the loan. Loan transactions are treated as transfers between the investment funds and the participant loans receivable. Loan terms cannot exceed five years, except for loans obtained for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances. Principal and interest are paid ratably through payroll deductions.

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

(f)  Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary is made as soon as reasonably practicable. If the participant's account balance is less than $5,000, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $5,000, the distribution can be deferred or provided in cash as a lump sum.

(g)  Forfeited Accounts

Forfeited nonvested accounts are used by the Company to reduce future employer contributions. During 1997, employer contributions were reduced by $19,072 from forfeited nonvested accounts. During 1998, forfeited nonvested accounts totaled $58,623 which will be used to offset future employer contributions.

                           US Airways, Inc.
                        Employee Savings Plan

                    Notes to Financial Statements
                    -----------------------------
                             (Continued)

(h)  Administrative Expenses

Certain administrative expenses of the Plan are paid by US Airways.


2.  Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The assets of the US Airways Common Stock Fund, Capital Growth Mix Portfolio, Moderation Mix Portfolio, Income Mix Portfolio, and Fixed Income Fund are commingled with certain assets of other defined contribution plans sponsored by US Airways. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in the commingled funds.

Fair values for assets were determined by quoted market values, when available. The Plan presents in its statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (See Note 4). Purchases and sales of investments are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

The value of a participant's investment in the US Airways Common Stock Fund is represented by units credited to the participant's account. The unit values were determined by the trustee. The units and unit values (rounded to the nearest whole unit and cent) of the US Airways Common Stock Fund as of the close of each quarter during 1998 and 1997 were as follows:

    1998            Number of Units               Unit Value
-----------         ---------------               ----------
March 31                    682,036               $   106.88
June 30                     731,108                   114.27
September 30                777,140                    73.68
December 31                 786,262                    75.60

             (table continued on next page)

                           US Airways, Inc.
                        Employee Savings Plan

                    Notes to Financial Statements
                    -----------------------------
                             (Continued)

    1997            Number of Units               Unit Value
-----------         ---------------               ----------
March 31                    585,078               $    38.44
June 30                     583,149                    52.69
September 30                664,790                    61.08
December 31                 708,341                    90.59

(c) Payment of Benefits

Benefits are recorded as deductions when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.






















           (this space intentionally left blank)

                                                         US Airways, Inc.
                                                      Employee Savings Plan
                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)

3.    Investment Activity
        The following table represents the investment funds' and participant loans' activities for the years ended
        December 31, 1998 and 1997:
                                                        Fidelity
                                                       Retirement                     Fidelity        Fidelity       Fidelity
                                         Fixed         Government      Fidelity      Intermediate      Equity       Spartan U.S.
                                         Income       Money Market     Magellan         Bond           Income       Equity Index
                                          Fund 1)     Portfolio 1)      Fund 1)        Fund 1)         Fund 1)      Portfolio 1)
                                       ----------     ----------     -----------     ----------     -----------     -----------
Balance at December 31, 1996          $20,064,169*   $19,048,082*   $121,586,246*   $18,242,617*    $56,562,899*    $27,479,868*

Investment income                       1,294,848      1,132,554      10,273,683      1,214,058       4,514,591       1,002,792
Net appreciation (depreciation) in
   fair value                             (38,836)        32,000      22,620,342        179,489      14,301,319       9,803,411
Interest income on participant loans            -              -               -              -               -               -
Contributions                           2,786,838      5,227,097      22,589,568      3,346,181      10,513,108       6,486,548
Net exchanges between investment funds (1,524,595)    (2,359,840)    (12,258,152)    (2,819,789)        707,053       4,453,076
Administrative expenses                   (20,259)        (3,082)        (33,919)          (466)         (2,384)           (452)
Benefits paid to participants            (838,855)      (859,763)     (3,734,751)      (448,573)     (1,796,604)     (1,066,380)
Transfers from (to) other plans            (3,015)        18,902          (1,932)          (888)         (8,984)           (741)
                                       ----------     ----------     -----------     ----------      ----------      ----------
Net Change in Investment Funds          1,656,126      3,187,868      39,454,839      1,470,012      28,228,099      20,678,254
                                       ----------     ----------     -----------     ----------      ----------      ----------
Balance at December 31, 1997          $21,720,295    $22,235,950    $161,041,085*   $19,712,629     $84,790,998*    $48,158,122*

Investment income                       1,385,995      1,449,778      10,679,980      1,213,706       5,455,252       1,353,064
Net appreciation (depreciation) in
   fair value                             (12,880)        30,529      46,083,001        206,305       4,970,712      13,792,165
Interest income on participant loans            -              -               -              -               -               -
Contributions                           2,966,216      9,302,550      28,512,286      3,532,987      13,099,635       9,419,826
Net exchanges between investment funds   (217,940)       127,470      (3,323,395)   (23,854,695)     (6,558,184)      3,510,206
Administrative expenses                   (23,642)        (4,276)        (42,596)          (593)         (3,181)           (671)
Benefits paid to participants          (1,546,233)    (2,609,011)     (7,879,819)      (805,683)     (4,225,484)     (2,588,989)
Transfers from (to) other plans            (6,600)       198,952        (104,577)        (4,656)        (51,906)        (11,338)
                                       ----------     ----------     -----------     ----------      ----------      ----------
Net Change in Investment Funds          2,544,916      8,495,992      73,924,880    (19,712,629)     12,686,844      25,474,263
                                       ----------     ----------     -----------     ----------      ----------      ----------
Balance at December 31, 1998          $24,265,211    $30,731,942    $234,965,965*   $         -     $97,477,842*    $73,632,385*
                                       ==========     ==========     ===========     ==========      ==========      ==========
*  Investment balance represents greater than five percent of ending net assets available for plan benefits.
1) Party in interest.                           (table continued on next page)
                                                                 11





                                                           US Airways, Inc.
                                                        Employee Savings Plan
                                                    Notes to Financial Statements
                                                    -----------------------------
                                                            (Continued)
                                                                        US Airways     Neuberger
                                         Capital        Moderation        Common       & Berman         Income          Putnam
                                        Growth Mix          Mix           Stock        Guardian          Mix        International
                                        Portfolio 1)     Portfolio 1)     Fund 1)        Trust        Portfolio 1)  Growth A Fund
                                        ----------       ---------      ----------    ----------      ---------      ------------
Balance at December 31, 1996           $11,950,090      $3,863,640     $23,008,375*  $ 3,228,231     $  666,200       $         -

Investment income                                -               -               -       755,032              -                 -
Net appreciation (depreciation) in
   fair value                            2,622,429       1,038,795      35,237,380        34,838         86,505                 -
Interest income on participant loans             -               -               -             -              -                 -
Contributions                            4,261,001       1,602,417       1,983,393     1,935,901        220,179                 -
Net exchanges between investment funds    (266,255)        560,117       4,384,874     4,377,763          7,028                 -
Administrative expenses                     (4,556)         (1,018)        (13,451)       (6,740)          (353)                -
Benefits paid to participants             (320,369)       (215,461)       (430,183)     (127,214)       (31,787)                -
Transfers from (to) other plans                966               -          (1,760)          (69)             -                 -
                                        ----------       ---------      ----------    ----------      ---------       -----------
Net Change in Investment Funds           6,293,216       2,984,850      41,160,253     6,969,511        281,572                 -
                                        ----------       ---------      ----------    ----------      ---------       -----------
Balance at December 31, 1997           $18,243,306      $6,848,490     $64,168,628*  $10,197,742     $  947,772      $          -

Investment income                                -               -               -       891,918              -            12,326
Net appreciation (depreciation) in
   fair value                            4,544,261       1,265,550     (10,694,554)     (822,393)       111,574            31,147
Interest income on participant loans             -               -               -             -              -                 -
Contributions                            5,286,673       1,892,297       3,276,314     2,835,080        257,614            23,670
Net exchanges between investment funds  (1,335,193)        124,752       4,192,150    (2,622,146)       228,703           463,296
Administrative expenses                     (6,194)         (1,625)        (24,784)      (11,784)          (380)                -
Benefits paid to participants             (981,143)       (655,522)     (1,462,931)     (361,750)      (116,596)           (2,942)
Transfers from (to) other plans             (5,343)              -         (13,441)         (956)             -                 -
                                        ----------       ---------      ----------    ----------      ---------        ----------
Net Change in Investment Funds           7,503,061       2,625,452      (4,727,246)      (92,031)       480,915           527,497
                                        ----------       ---------      ----------    ----------      ---------        ----------
Balance at December 31, 1998           $25,746,367      $9,473,942     $59,441,382*  $10,105,711     $1,428,687       $   527,497
                                        ==========       =========      ==========    ==========      =========        ==========

*  Investment balance represents greater than five percent of ending net assets available for plan benefits.
1) Party in interest.

                                                  (table continued on next page)
                                                                 12




                                                           US Airways, Inc.
                                                         Employee Savings Plan
                                                     Notes to Financial Statements
                                                     -----------------------------
                                                              (Continued)
                                           MAS          T. Rowe
                                     Domestic Fixed      Price
                                     Income Portfolio  Small Cap       Participant
                                      Institutional    Stock Fund          Loans          Other             TOTAL
                                        ----------     ----------      -----------      -----------      -----------
Balance at December 31, 1996           $         -     $        -      $12,476,007      $ 5,939,895     $324,116,319

Investment income                                -              -                -                -       20,187,558
Net appreciation (depreciation) in
   fair value                                    -              -                -                -       85,917,672
Interest income on participant loans             -              -        1,252,231                -        1,252,231
Contributions                                    -              -                -       19,197,607       80,149,838
Net exchanges between investment funds           -              -        4,738,720                -                -
Administrative expenses                          -              -                -           (7,914)         (94,594)
Benefits paid to participants                    -              -         (489,435)               -      (10,359,375)
Transfers from (to) other plans                  -              -                -                -            2,479
                                        ----------     ----------      -----------      -----------      -----------
Net Change in Investment Funds                   -              -        5,501,516       19,189,693      177,055,809
                                        ----------     ----------      -----------      -----------      -----------
Balance at December 31, 1997           $         -     $        -      $17,977,523      $25,129,588     $501,172,128

Investment income                          603,917         28,941                -                -       23,074,877
Net appreciation (depreciation) in
   fair value                             (553,740)        77,085                -                -       59,028,762
Interest income on participant loans             -              -        1,812,876                -        1,812,876
Contributions                              206,040         34,505                -        8,545,558       89,191,251
Net exchanges between investment funds  23,244,992        965,848        5,054,136                -                -
Administrative expenses                          -              -                -              676         (119,050)
Benefits paid to participants             (204,684)        (5,866)        (937,372)               -      (24,384,025)
Transfers from (to) other plans                  -              -                -                -              135
                                        ----------     ----------      -----------       ----------      -----------
Net Change in Investment Funds          23,296,525      1,100,513        5,929,640        8,546,234      148,604,826
                                        ----------     ----------      -----------       ----------      -----------
Balance at December 31, 1998           $23,296,525     $1,100,513*     $23,907,163      $33,675,822     $649,776,954
                                        ==========     ==========      ===========       ==========      ===========


*  Investment balance represents greater than five percent of ending net assets available for plan benefits.
1) Party in interest.

                                                               13




                         US Airways, Inc.
                      Employee Savings Plan

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)

4.  Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of GICs with certain insurance companies of $24,265,211 and $21,720,295 at December 31, 1998 and 1997,
respectively. The GICs are benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 1998 and 1997 was $90,475,438 and $85,983,442, respectively. The average portfolio crediting interest rate was approximately 5.9% and 6.0% at December 31, 1998 and 1997, respectively. The portfolio average yield was approximately 6.2% and 6.1% for the years ended December 31, 1998 and 1997, respectively.

For GICs with variable rates (approximately 64% of the portfolio, as measured by contract values), crediting rates are reset either quarterly or bi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 1998 and 1997. The fair value of the portfolio was $90,895,034 and $85,243,181 at December 31, 1998 and 1997, respectively.

5.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.  Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA and applicable collective bargaining agreements. Upon termination of the Plan, participants will become 100 percent vested in their accounts. In addition the following actions shall be taken for the benefit of participants:

                         14

                         US Airways, Inc.
                      Employee Savings Plan

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)


(a) As of the termination date, each investment fund shall be valued. In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

(b) All participant accounts must be disposed of in the forms of payment available under the Plan, unless the participant's spouse consents to another form of distribution.

7.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                          December 31,
                                      -------------------
                                      1998           1997
                                      ----           ----
Net assets available for plan
  benefits per the financial
  statements                      $649,776,954  $501,172,128
Amounts allocated to withdrawing
  participants                        (119,498)     (229,144)
                                   -----------   -----------
Net assets available for plan
  benefits per the Form 5500      $649,657,456  $500,942,984
                                   ===========   ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                               Year Ended
                                            December 31, 1998
                                            -----------------
Benefits paid to participants per the
  financial statements                        $24,384,025
Add:   Amounts allocated to withdrawing
       participants at December 31, 1998          119,498
Less:  Amounts allocated to withdrawing
       participants at December 31, 1997         (229,144)
                                               ----------
Benefits paid to participants per the
  Form 5500                                   $24,274,379
                                               ==========
                          15

                        US Airways, Inc.
                      Employee Savings Plan

                   Notes to Financial Statements
                   -----------------------------
                           (Continued)


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


8.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicablesections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


9. Transfers from the US Airways, Inc. 401(k) Savings Plan and the US Airways, Inc. Employee Pension Plan represent:

(a) corrections of insignificant recordkeeping errors, and
(b) changes in participants' class or craft, thereby changing the plan for which they are qualified to participate.














            (this space intentionally left blank)








                                16

                                                                                    Supplemental
Schedule I
                                           US Airways, Inc.                             Page 1 of 2
                                        Employee Savings Plan

                     Item 27a - Schedule of Assets Held for Investment Purposes
                     ----------------------------------------------------------

                                         December 31, 1998
     Identity                     Description                                   Current
     of Issue                    of Investment                 Cost              Value
     --------                    -------------                 ----             -------
Fidelity Magellan Fund*         Shares in registered       $ 164,950,866     $ 234,965,965
                                  investment company

Fidelity Equity                 Shares in registered          73,216,942        97,477,842
  Income Fund*                    investment company

US Airways Common Stock Fund*   Common stock of employer's    47,324,116        59,441,382
                                  parent company, US Airways
                                  Group, Inc., and short-
                                  term investments

Fidelity Spartan U.S. Equity    Shares in registered          47,549,236        73,632,385
  Index Portfolio*                investment company

Fidelity Retirement             Shares in money               30,731,942        30,731,942
  Government Money                market fund
  Market Portfolio*

Capital Growth Mix              Shares in registered          18,562,228        25,746,367
  Portfolio*                      investment companies

Neuberger & Berman              Shares in registered          10,904,307        10,105,711
  Guardian Trust                 investment company



                                   (table continued on next page)

* Party in interest.
                                                 17




                                                                             Supplemental Schedule I
                                          US Airways, Inc.                              Page 2 of 2
                                       Employee Savings Plan

                           Item 27a - Assets Held for Investment Purposes
                           ----------------------------------------------
                                            (Continued)
                                         December 31, 1998
     Identity                     Description                                   Current
     of Issue                    of Investment                 Cost              Value
     --------                    -------------                 ----             -------
Moderation Mix Portfolio*       Shares in registered           7,258,111         9,473,942
                                 investment companies

Income Mix Portfolio*           Shares in registered           1,278,735         1,428,687
                                 investment companies

Participant Loans               Interest rates range                   -        23,907,163
                                  from 7% to 9.5%
                                  per annum

Fixed Income Fund*              Guaranteed Investment         24,265,211        24,265,211
                                  Contracts, interest rates
                                  range from 5.27% to 8.07%
                                  per annum

Putnam International            Shares in registered             495,856           527,497
     Growth A Fund                investment companies

MAS Domestic Fixed Income       US Government securities      23,841,687        23,296,525
     Portfolio Institutional      and US investment grade
                                  fixed income securities

T. Rowe Price Small Cap         Shares in registered           1,032,534         1,100,513
     Stock Fund                   investment companies
                                                             -----------       -----------
     Total Investments                                     $ 451,411,771     $ 616,101,132
                                                             ===========       ===========
* Party in interest.
See accompanying Independent Auditors' Report.
                                                 18





                                                                         Supplemental Schedule II
                                          US Airways, Inc.
                                       Employee Savings Plan

                           Item 27d - Schedule of Reportable Transactions
                           ----------------------------------------------

                                    Year Ended December 31, 1998

Aggregate transactions during the year ended December 31, 1998, with securities of the same issue, accounting for greater than five percent of the value of Plan assets at the beginning of the period were as follows:
                               Total       Number of       Total        Number        Realized
                             Purchases     Purchases       Sales       of Sales      Gain(Loss)
                             ---------     ---------     ---------     --------      ----------
Fidelity Magellan Fund*     $64,634,020       252       $36,815,087       252        $5,057,684

Fidelity Equity              27,761,016       252        20,045,868       252         3,508,215
  Income Fund*

Fidelity Spartan U.S.        29,428,461       252        17,757,959       251         2,610,903
  Equity Index Portfolio*

US Airways Common Stock      40,963,435       252        34,974,824       252         8,298,595
  Fund*

Fidelity Retirement          29,615,227       256        21,119,235       252                 -
  Government Money
  Market Portfolio*

Fixed Income Fund*           24,771,353       256        22,226,437       249                 -

Fidelity Intermediate Bond    8,787,586       236        28,710,241       230           137,218
  Fund*

MAS Domestic Fixed Income    24,587,196        51           736,931        27            (8,578)
  Portfolio Institutional

* Party in interest.
See accompanying Independent Auditors' Report.
                                                 19


                            Signature




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      US Airways, Inc.
                                      Employee Savings Plan




                                 By:  /s/ Anita P. Beier
                                      ----------------------
                                      Anita P. Beier
                                      Controller

                                      US Airways Group, Inc.

June 25, 1999

































                                20